

# LIQUOR STORES GP INC.
## General Partner of Liquor Stores Limited Partnership

December 15, 2006



06019562

Securities and Exchange Commission                          **VIA CANADA POST**
100F Street, NE
Washington, DC   20549
USA

**Attention:  Filing Desk**

Dear Sir/Madam:                      **SUPPL**        SEC MAIL RECEIVED
                                                     DEC 2 6 2006
                                                     WASH. DC  185

Re:      Liquor Stores Income Fund
         Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

   1.  News release, dated December 15, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-239[  ] if you have any questions about the contents of this letter.                      **PROCESSED**

Yours truly,                                           JAN 0 5 2007

**LIQUOR STORES GP INC.**                              THOMSON
*Administrator of Liquor Stores Income Fund*           FINANCIAL

Tory Thibaudeau
Corporate Paralegal

Enclosure

December 2006

# Liquor Stores Income Fund Announces December Cash Distribution

**EDMONTON, Alberta, December 15, 2006** – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.1167 per trust unit for the month of December 2006. The distribution will be paid on January 15, 2007, to holders of record of trust units on December 29, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

**About Liquor Stores Income Fund**

Liquor Stores Income Fund is a publicly traded Canadian income trust fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores).

The Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

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For further information, please contact:

| Irv Kipnes | Patrick de Grace | Rick Crook |
|---|---|---|
| Chief Executive Officer | Chief Financial Officer | President |
| Liquor Stores GP Inc. | Liquor Stores GP Inc. | Liquor Stores GP Inc. |
| (780) 944-9994 ext. 6 | (780) 917-4179 | (780) 497-3271 |